Filed by Athena Consumer Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Next.e.GO B.V.

Commission File No. 333-270504

Date: April 27, 2023

Transcript of
e.GO x Athena Analyst / Investor Day Call Transcript
April 27, 2023

Caldwell Bailey – ICR

Good morning, and welcome to the Analyst & Investor Day. I’m Caldwell Bailey from ICR, and I am pleased to be joined today by members of the e.GO and Athena executive teams.

In terms of format for today, the first half of the event will include prepared remarks from the team, and we’ve reserved the second half of the event for Q&A. We’d ask that you wait until this point to ask any questions, and we’ll give you instructions later in the call on how to do so. We would remind you that today’s event is being recorded, so please mute your lines when not speaking.

I’m happy to introduce the following executive members you’ll be hearing from today, in order of appearance:

●	Ali Vezvaei – Chairman of e.GO

●	Stefan Rudolf – CTO of e.GO

●	Win Neidlinger – EVP of Corporate Strategy of e.GO

●	Eelco van der Leij – CFO of e.GO, and

●	Isabelle Freidheim – Chairman of the Board, Athena Consumer Acquisition Corp.

Before we get started with the presentation, I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to e.GO’s and Athena’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future e.GO product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Any statements made on this call that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are not guarantees or predictions of future performance and involve known and unknown material risks, uncertainties (may of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. I encourage you to review e.GO’s and Athena’s filings with the SEC (which include a copy of the analyst / investor presentation) for a discussion of these risks that can affect the business combination, e.GO’s business, and the business of the combined company after completion of the proposed business combination.

e.GO and Athena are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The information discussed on this call is qualified in its entirety by the Form F-4, which Next.e.GO filed with the Securities and Exchange Commission (“SEC”) on March 13, 2023 and may be accessed on the SEC’s website. We encourage you to read the Form 8-K, and 425, in relation to this call and the accompanying presentation, e.GO’s and Athena’s other public filings with the SEC, and other documents to be filed with the SEC in connection with the proposed business combination, which will be available on the SEC’s website, and, in particular, the sections captioned “Risk Factors” therein, for a discussion of the risks that can affect the transaction, Athena’s and e.GO’s businesses, and the outlook of the combined company.

This call is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

The material provided in this call is provided for your information and does not constitute an invitation or inducement to enter into any investment activity relating to any of the entities referred to in this call. You should obtain and rely upon your own professional advice from your tax, legal, accounting, financial and other professional advisors in respect of your objectives, financial position or needs before making any investment decision based on information contained in this call.

With that, I’d like to turn the call over to Mr. Ali Vezvaei, Chairman of e.GO. Please go ahead.

Ali Vezvaei – Chairman, e.GO

Thanks to everyone who’s joined us this morning – we are excited to host all of you, to provide some background on our company and update you on what we’ve been up to since the announcement of our business combination with Athena Consumers.

Before we get into the details, let me set the scene:

Effectively addressing climate change is one of the greatest challenges of our time and perhaps for years to come. We believe long term success hinges primarily on the following main pillars:

i) production technologies that are capital efficient yet scalable, flexible, and decentral so that they can get built and be able to navigate the tectonic shifts associated with new wave of onshoring as well as drastic changes in macro and micro economic backdrops.

ii) meaningful progress in driving circular-economy (in simple terms minimizing waste and maximizing the use of resources by designing products and systems in a way that enables them to be reused, repaired, or recycled) and

iii) A well-structured and consistent zero-emissions framework that can integrate and leverage relevant technologies (from electrification to hydrogen to storage and beyond) within the boundaries of existing infrastructure and energy systems,

This new way of thinking across the entire product, production and eco-system is a much-needed departure from the traditional linear models, where volume is the center of gravity; resources are extracted as if they were infinite; products are built as if customer demand is ever-guaranteed, and waste is disposed and left for later to be dealt with. This structure faced the test of time recently, with changing economic backdrop and new global political dynamics acting in tandem and challenging fundamentals such as cost and availability of capital, consumers’ confidence, energy flows, and the supply chains that once were considered to be well-established.

The traditional principles such as large scale, centralized systems appeared, in our view, to no longer be as effective and flexible in this new environment. The race to bigger size batteries also turned out, in our view, to become economically and environmentally unsustainable with the energy grids and charging infrastructure limitations more visible than ever.

And that is what we focused our minds and efforts on; to rethink and reimagine this triangle of production, product and the associated eco-system in a more practical, affordable and sustainable manner.

This is our “why”… not just being another BEV producer joining the mix.

Our goal has been to deliver innovative solutions to accelerate the industrial transformation required to enable nations to execute on their sustainability agenda, the communities to prosper and be economically included, the existing infrastructure and available resources to be utilized in an economically and environmentally sustainable manner and to also deliver urban electric vehicles that are purpose-built.

The lynchpin for all of this turned out to be our focus on disruptive innovation and that is where our journey began.

What is different about us?

Our approach to electric vehicle design, production as well as energy interface is differentiated and characterized by:

1) a unique product design (3D Space Frame, Smart Skate-Board platform, Polymeric Skin amongst other things),

2) material selection that is inspired by the aviation industry aiming at optimizing weight, durability and reusability (for example Aluminum, polymer, no paint…),

3) disruptive production technology and related proprietary processes (our low capex, flexible, modular and connected MicroFactory) and last but certainly not least

4) our highly flexible and scalable Internet of Production Digital-IT architecture (smart data layer, digital twins, AI…). That is, in our opinion, the foundation for the flexible and decentralized production and one of the key enablers of the upcoming industrial metaverse.

They have – together – enabled us to successfully develop our unique urban electric vehicles in shorter timeframes and – to our estimate - with much less capital investment compared to traditional methods; and will allow us to grow our capacity in a decentralized yet connected system.

We also recognized, rather early on, the importance of smarter battery designs and to ensure the battery solution to be flexible, exchangeable (battery swap), not entirely dependent on the lagging (or in many places still unavailable) fast charging infrastructure, less dependent on a particular cell type considering supply chain constraints on the one hand and the speed of technology development and obsolescence in that space on the other hand. In our opinion, this is a key element in enabling and driving economic, scalable and sustainable energy transition.

Finally, we take great pride in our German engineering and quality, being an integral part of who we are and how we do things. We believe that our purpose-built urban electric vehicles offer consumers value for money, practicality and driving pleasure.

As you may appreciate, I speak in past tense and that is to underline that our vision and what we have been talking about here, have already become a reality. We have successfully built and then operated our 1st production facility in Germany and delivered over 1,200 vehicles to customers, accumulating more than 9 million kilometers of driving experience.

And we are truly excited to solidify and advance our growth strategy through accessing the public markets. We believe that our unique approach to electric vehicle development and manufacturing, the capex-light nature of our MicroFactories coupled with our commitment to sustainability across the entire value chain, make e.GO a compelling investment opportunity.

With this in mind, we have built a platform, a product and a production system from the ground up that we believe is suited to the needs of today – and we do this by reimagining almost all the steps of the process, from design to material, to the manufacturing process and ultimately the customer experience.

Our different approach begins with our material selection, inspired by the principles of the aviation industry, known for corrosion resistance characteristics, durability, usability, and weight efficiency. Our 3D Aluminum Space Frame is designed to last longer compared to the traditional vehicles and intended to enable vehicle renewal. It continues with our Smart Skateboard, a flexible product platform we have developed and built our existing vehicle models on, and which we will carry forward with our future derivatives and models. It is designed to reduce the time and costs associated with developing and delivering new models and derivatives.

We have developed and successfully delivered our differentiated production solution, as a capital light, modular and connected plant, enhanced by robotics, automation and AI. This factory of the future (MicroFactory), leverages our tech-first IT architecture and smart data layer (the Internet of Production), which is designed to deliver higher capital efficiency and lower time-to-market compared to traditional methods, with considerably optimized energy consumption and a much-reduced facility footprint. e.GO’s approach to sustainable vehicle production sets us apart from several of our peers and reinforces our commitment to reducing our impact on the environment and to do so economically. Finally, through our decentralized MicroFactory roll out, we are positioned to enable long-lasting economic and social value add, creating up to approximately 1,000 direct jobs as well as additional indirect jobs in the regions where we build our MicroFactories.

Finally, and perhaps most importantly, e.GO has reimagined how the battery connects to and interfaces with the car and its architecture. A modular, flexible and easy to remove, swap, service and/or upgrade solution that Stefan will talk about.

Now for a bit of history, as well as a quick update on what we’ve been up to. The company was founded in Aachen, Germany. There is a very strong technology foundation in this region with access to human capital. Leveraging this potent eco-system as our center of technology and competence and development allows us to address training and further development of our international human capital for the facilities outside of Germany as we expand globally. In the early days, the company mainly focused on research and development in the field of urban electric vehicles and associated production technologies. The first urban electric vehicle prototype was built in 2016. The company’s journey towards commercialization began with the construction of its MicroFactory in Aachen in 2018.

In 2019, the e.GO Life received EU homologation type approval, which was a significant accomplishment for the company. It allowed us to move forward with our strategy and provided a foundation for the production and distribution of vehicles. From late 2020 onwards, the company began evolving past its start-up phase to becoming a commercially oriented enterprise. This was underpinned with the start of production of its limited edition e.GO Life-Next in 2H 2021.

During the same year, e.GO continued to roll out its decentralized growth strategy by engaging with and signing LOIs with potential partners in different countries around the world. This strategy was aimed at increasing the global reach of the company and promoting the adoption of its electric vehicles in different regions, while enabling e.GO to leverage its technology and expand on its capital-light growth.

In 2022, the company successfully sold out and delivered its e.GO Life limited edition model and subsequently unveiled its next generation vehicle, the e.wave X. The launch was done in collaboration with Neymar Jr., the Company’s brand ambassador. The e.wave X is a more advanced version of the e.GO Life, designed to meet the evolving needs of customers.

As mentioned earlier, I am speaking to you today about a company that exists and serves customers with around 1,350 vehicles produced and more than 1,200 already on the road; exceeding nine million kilometers of cumulative driving experience and eleven terabytes of data; but more importantly our first MicroFactory in Germany, Aachen, has successfully commenced production. Our second MicroFactory in Southeast Europe is expected to begin construction in the near term with more factories on the way.

The progress we have made has been enhanced and supported through our strong partnerships with blue-chip companies across several industries and continents, which we consider to be a testament to our reputation for executing on our plan. We have taken advantage of the strategic and close partnerships with some of the brands and names that most of you know well as we continued to optimize the journey, first, in terms of connectivity. Second, in terms of our direct-to-consumer approach and a few other partnerships that have been announced in the past few weeks.

One of the recent one was signed with Trafigura, a leading metals and mining trading companies, aimed at supporting e.GO through supply chain management and access to battery metals and other commodities such as aluminum. This enables us to streamline and strengthen our supply chain process, as we continue to grow our operations and expand on our global footprint.

In addition, we’ve got a partnership with Ample, a like-minded and innovative company out of San Francisco, United States, that specializes in new energy delivery solution to battery electric cars. This partnership is focused on enabling us to introduce autonomous battery swap to e.GO users in less than 10 minutes, and more importantly, will eliminate the customers range anxiety, while addressing the pressing charging infrastructure and grid capacity issue.

On this slide we want to shed some light on the developments that have taken place in the Company since July 2022, the business combination with Athena was announced. This partnership and business combination was aimed at providing the foundation through our listing for enhanced visibility and the future growth of e.GO.

In August, we signed definitive agreements with the Republic of North Macedonia for the construction of an additional MicroFactory. This new MicroFactory will benefit from supportive state aid program by the North Macedonian Government and is expected to produce up to 30,000 vehicles per annum in a three-shift scenario.

The Paris Motor Show in October of 2022 was an opportunity for us to also showcase our latest innovations and demonstrate our commitment to sustainability and affordability in the urban delivery segment by introducing e.Xpress, our answer to the future of urban delivery battery electric vehicle.

In January 2023, we also participated in the Consumer Electronics Show (CES) in Las Vegas, showcasing the e.wave X as part of our partnership with Sibros to demonstrate our capabilities and commitment in providing cutting-edge connected solutions for our customers.

At e.GO, we are proud of the tangible progress we have made in a relatively short period of time and looking forward to execute on our strategy as we move forward. Our achievements set us apart from several new or emerging players in the industry that have yet to produce their final product or enter into production.

e.GO stands before you not only as another batter electric car producer, but also as the exporter of a unique production technology and process. We firmly believe that our electric vehicles and MicroFactory represent a more compelling choice.

At the current time, we believe that the urban electric vehicle market presents a white spot and a favorable opportunity for growth. Several OEMs are departing or not targeting the urban segment, given their defensive strategy in response to emerging competitors and focus on the more premium segments, e.GO is aiming to seize this opportunity to establish a solid position by producing high-quality, practical, sustainable, and innovative electric cars in the urban electric vehicle market.

With that introduction, I’d like to hand things over to my colleague, Dr. Stefan Rudolf, the CTO of the company, to speak more about our differentiated technology.

Stefan, please.

Stefan Rudolf, Chief Technology Officer, e.GO

Thanks, Ali. And thanks again to everybody for listening to the call.

In the next few minutes, I would like to explain what´s unique about e.GO and how our approach to building a vehicle has created disruptive innovations in different dimensions.

From the start, we were determined to leverage innovation in 3 dimensions: the product, the production and the ecosystem.

We design a car that we believe has the potential to disrupt and transform the way urban electric cars were manufactured, positioning us to produce electric cars with a fraction of the typical CapEx investment required, and in shorter time compared to traditional OEMs.

As a result, we have engineered a platform that reimagines the manufacturing process for building an electric vehicle in an innovative way.

Our MicroFactories consist of different modules – from Robotics Center, Exterior, Final Assembly and Logistics, all combined in a standardized structure that can be built quickly and which does not come with the typical requirements associated with complex production facilities. In each of the modules we use advanced and highly flexible machinery, equipment and digital solutions. Our autonomous guided vehicles in the assembly line enable flexible processes, while our advanced robotics solution delivers a simultaneous 3 dimensional welding operation that assembles the 3D aluminum space frame in nearly 7 minutes, with the highest precision, least human error exposure and all connected and controlled by our state-of-the-art Internet of Production digital-architecture.

Managing global production networks has traditionally been a challenge for the automotive industry. Particularly important are product lifecycle management, monitoring and management of production and the constant monitoring and feedback from vehicles in the field throughout their lifecycle.

e.GO is one of the first companies to roll out the innovative Internet of Production architecture (IoP). This highly flexible and scalable digital and IT architecture enables the rethink of how products are developed, produced, operated and serviced. The core of the IOP architecture is the Smart Data layer enabling the digital thread from engineering through production and then on to sales to after sales. The Single Source of Truth embedded in the Smart Data Layer secures interdisciplinary data consistency across enterprise processes and allows for closed-loop lifecycle management of products and customers, fulfilling time, cost, quality and regulatory requirements.

The IoP aggregates, consolidates, and augments data from the Internet of Things (IOT) and authoring systems connecting the physical world with the cyber-digital world. Digital Twins for vehicles, machines, equipment and tooling enable the rapid development and implementation of product and manufacturing process innovations.

With focus on production, the IoP leverages the data available on the shop floor to generate valuable insights and to provide smart data analysis and applications for daily operations in our MicroFactories.

As the production network expands, more of our MicroFactories will become part of the IoP cycle. The IoP is intended to combine a fast and cost-efficient implementation of additional manufacturing sites with the flexibility of adjusting to local requirements.

A globally connected network of highly efficient MicroFactories is aimed to be created, managed and monitored through smart data applications leading to increased operational efficiency.

Furthermore, we have been addressing the evolving needs of the customers relative to connectivity with our proprietary e.GO connect app, as well as a number of digital user experience features and value adding services.

As noted, we have our 1st operational MicroFactory in service today, in Aachen, Germany. Let me quickly highlight some key attributes of our MicroFactory, which is in use today:

Our MicroFactory is designed to produce 10,000 vehicles per shift per year, creating a total capacity of 30,000 vehicles over three shifts per year. Thanks to our innovative production process, much less energy is required compared to traditional automotive factories, creating flexibility in selecting location as well as the energy mix.

At e.GO we completely eliminated the most CapEx intensive and energy intensive production steps, namely the press shop and the paint shop. Without these very capital-intensive parts of a car factory (press/body/paint shop), we had the opportunity to rethink the concept of an automotive factory.

The MicroFactory’s agile production concept is designed to provide flexibility, such as the efficient introduction of new models, continuous line balancing, and fast implementation of change requests.

Each of our MicroFactories is intended to be closely modeled on a standard MicroFactory design, enabling scalability, and representing the backbone of our global roll-out strategy.

Now, let’s focus a little bit more on the vehicle itself, with its purposeful design and the focus on urban mobility. I would first like to discuss the three most important elements, which enable us to design and manufacture our products in shorter time and with much less capital investment as compared to traditional OEM practice.

First is our smart integration concept. In contrast to some other established automotive sector players, e.GO does not develop components inflexibly and according to overloaded Spec-Books. Instead, we seek to integrate existing and well-established components into one concept, de-risking on one side and reducing development cost and time on the other side. We believe if there is no need or no technological benefit, do not reinvent the wheel. Thanks to this approach, we believe we can reduce development times by about half as compared to traditional OEMs, have access to quality components and suppliers, diversify our supply chain risk, and leverage economies of scale by applying off-the-shelf components.

Second is our smart body and tooling approach. This means that e.GO does not rely on self-carrying body structures, but instead, utilizes an aluminum spaceframe enveloped by a thermoformed polymeric outer skin. Due to our spaceframe design, we completely avoid the need for a press shop as well as the related tools and dies that go hand in hand. We also made the paint shop obsolete. The result is an overall reduction of tool and die capex by almost 70% in our estimation, as compared to traditional OEMs, as well as the elimination of two of the main manufacturing process that are typically energy, capital and pollution intensive. Let me emphasize here this point, we don’t subcontract these process steps elsewhere, they simply do not exist in how we produce our car. This allows increased flexibility in the design and production of new models.

Last, but not least, is our e.GO Smart Skateboard design. With the Smart Skateboard, we have translated the advantages of electric vehicles into a modular, scalable base platform, which allows for rapid iteration. This means we can derive a variety of products faster and more cost-effectively from the same platform. We can reduce vehicle development time and costs by around 30%, and produce the range of vehicle models that are based on our Smart Platform in each of our MicroFactories, giving us more flexibility to balance demand and profitably provide supply.

In line with our mission, we are committed to using the finite resources wisely, economically and sustainably. This is reflected in our battery system as well as in our use of innovative materials that are easier to recycle while extending the lifetime of the car itself.

We envelop our corrosion-free aluminum spaceframe with a polymeric skin. The robust and corrosion-free polymeric exterior does not require painting, as the material is already impregnated with paint and is produced with color throughout. The exterior is also resistant to scratches and dents - and can be repaired or replaced at relatively low cost and time.

These polymer sheets, consisting of ABS as the substrate and PMMA as the top layer, go through a process that is called “Thermoforming”, in which the sheets are formed into the desired shape by applying heat in vacuum. The thermoformed parts have high surface quality, UV-resistance and solid impact and heat resistance.

Turning to the battery, we at e.GO have reimagined how the battery in couple of ways. The vehicles’ battery is not - in simplified terms - an integral part of the chassis in a way you may have seen elsewhere. Instead, a proprietary aluminum housing connects the battery to the vehicle, while encapsulating smart-designed battery modules which are flexible and rather indifferent to the kind of cell, allowing modularization and supply chain flexibility. The proprietary design of our battery solution enables the battery to be integrated into the car in a way that it can be easily removed, replaced, swapped, serviced and also upgraded. This is intended to enable the batteries to have potential second life applications such as energy storage, as well as allowing e.GO to easily adapt to the prevailing battery technology or to accommodate cost reduction strategies as it relates to battery metals, suppliers and reducing the lifecycle impact of our vehicles when it comes to end of life and recycling.

Our battery solution has been designed to meet the unique demands of urban environments, where frequent starts and stops and shorter distances require a battery that can deliver reliable performance without dependence on high-capacity charging infrastructure (that may or may not be available). This optimized and flexible smart battery solution allows our customers to use their vehicle while taking advantage of versatile charging options and optimizing for cost and time. Smart means that the battery design due to its flexibility is expected to be adapted in short cycles to the prevailing cell technology, be it NMC or LFP or any upcoming future technology in terms of cell chemistry or cylindrical, prismatic or blades in terms of cell geometry – we consider our battery concept to be future-proof.

We at e.GO developed a multi derivative / multi product platform. This provides us with flexibility while enabling timely introduction of future variants.

In addition to our e.GO Life and e.wave X models, we aimed at addressing the evolving needs of urban last mile delivery by introducing the e.Xpress.

Our latest model, the e.wave X is a good example of our iterative Smart Skateboard approach, and we are proud to offer a unique and environmentally sustainable product. It is a 4-seater that is easy to park and well-suited to navigate through around. The vehicle is equipped with an 80kW peak powertrain and features a 23-inch ultrawide display and a range of connected applications. It has a city range of up to 250km. With diverse and flexible charging options including the 11 kW smart charging system it is always ready for your next adventure.

We have also incorporated the customers feedback and desire when it comes to the interior design of the e.wave X model. The key features of our interior is our e.GO dashboard system, the ultrawide screen and an intuitive digital user interface.

We appreciate the opportunity that is connected to addressing urban delivery and commercial last mile solutions. That’s why we’re excited to also leverage our Smart Skateboard, multi-derivative platform to enable sustainable and economical urban delivery solutions by introducing the e.Xpress. In our view, the e.Xpress is specifically designed to make urban deliveries convenient, practical and economical. The e.Xpress comes with innovative charging solutions that is designed to enable fleet customers to have the option of utilizing an autonomous battery swap station in order to minimize downtime for the fleet.

With a cargo capacity of up to 940 liters and a gross payload of up to 275kg, the e.Xpress is designed to make deliveries in the city more environmentally friendly and cost-effective. Its optimal dimensions make it well-suited for navigating busy city streets, and it has a city range of up to 230 km.

Our flexible charging solutions, including autonomous battery exchange, make it easy to keep the e.Xpress on the road. And with a projected quick battery swap time of less than 10 minutes, fleets can keep running with limited downtime.

We take pride in providing our customers with high quality after-sales service and doing so also with capital efficiency.

We have framework agreements with reliable partners and currently have agreements with nearly 80 service partners in Germany, with more expected to follow. Our partners are trained and supplied by e.GO to ensure that they have the necessary expertise and equipment to provide top-quality service.

We also offer a unique repair solution defined as reskinning, which is a cost-effective way to repair damage to the exterior of the vehicle. This process involves replacing the outer skin of the car, which is less expensive than traditional repair methods, more convenient and also enables the recycling of the damaged parts to commence without delay.

When it comes to battery swap, we offer our customers multiple options to ensure a hassle-free driving experience. With respect to manual charging stations, the company has successfully launched multiple stations in Germany. To enable long-distance travel, e.GO is planning to establish charging stations beyond major cities. This extensive coverage is intended to provide peace of mind and enhance customer experience. To further enhance this experience, e.GO has partnered with Ample, to position e.GO to offer autonomous fast battery swap options to its customers.

As a technology centric organization, our innovations are primarily covered by full or pending patents as well as our comprehensive and growing intellectual property (IP) portfolio. The distinguishing characteristic of our IP landscape is our multi-dimensional nature. Our patent and IP mix cover a range of technological areas, making it a valuable asset for the company’s strategic growth.

With that, I’d like to hand over to my colleague, Win Neidlinger, EVP Corporate Strategy, to provide details on the MicroFactory approach and the market outlook.

Win, please.

Win Neidlinger, EVP Corporate Strategy, e.GO

Thank you, Stefan. Also, from my side a warm welcome to everybody listening to the call, today.

As indicated earlier by Ali and Stefan, at e.GO we are focusing on flexible and decentralized MicroFactories globally, enabling us to navigate the global dynamics, tapping into local and global talent pools and supply chain opportunities. Such standardized decentralization provides agility and reduces risk while at the same time fosters economies of scale.

We are seeing a growing global interest in onshoring and establishing flexible production (the MicroFactories). Every MicroFactory has been designed to produce our vehicle derivatives and variants – thanks to our smart product platform as well as standardized and modular production systems.

Planning the roll out our MicroFactory in a new country, brings up the advantages of our digital and IT architecture as we use the digital twin and seamlessly adapt to the local requirements. This approach enables rapid planning and coordination of the individual disciplines, allowing for an estimated 18-24 month completion time.

These MicroFactories require an estimated core factory capex of around €55 million, thus enabling an attractive opportunity, especially as compared to other EV business models with, in our view, significantly greater capital -investments and thus exposure to volume volatility.

The facility requires approximately 65,000 sqm of covered space - a much smaller footprint than traditional factories. They are designed to be integrated into existing industrial infrastructure in a much simpler, more environmentally friendly and more resource-efficient way.

Industrial buildings often exist beyond the period of their original use. That is why we decided to use multipurpose and standardized building concepts that can still be used in many years.

Potential host country / region value the local contribution of a local MicroFactory by creating not only a positive social impact for the approx. 1,000 individuals who work at a MicroFactory at full utilization, their families and the local communities but also establishing an attractive, competitive business environment contributing to local and regional economic growth.

In the global competition for the best talents and good skilled workers, the MicroFactory concept allows us to utilize local talents and take advantage of the opportunities that are present in many growing economies. Such flagship projects also help bring back experienced professionals and experts who have previously left the region due to a lack of attractive employment opportunities. In addition to our Aachen facility, we have signed a definitive agreement to establish our MicroFactory in the Republic of North Macedonia and have entered into discussions and LOIs with few other countries and partners in pursuit of our decentralized growth strategy.

In several countries, this expansion is supported also by government incentives, as the MicroFactories facilitate local economic value-add and lead to increases in regional employment opportunity. The prime example for this is our planned development in Southeast Europe, where we expect to receive a considerable grant package for our project – underpinning the economic attractiveness of such a project and our strategic approach. With each MicroFactory built, we expand our network and increase the number of sustainable urban vehicles on the road.

Coming to the market side, the Battery Electric Vehicle or BEV market presents an enticing opportunity as it aligns with macro trends and market drivers. According to industry estimates, the global BEV sales are projected to reach a staggering 25.3 million units by 2030, representing a significant Total Addressable Market.

Additionally, urban BEV Volume Growth in the European market is expected to grow at a Compound Annual Growth Rate (CAGR) of 20% between now and 2027. In this context, the market outlook for e.GO looks promising, as it is forecasted to capture around 3% of the BEV market share between 2022-2027.

Overall, the BEV market seems poised for rapid growth and holds immense potential for both manufacturers and consumers alike.

When it comes to purchasing an electric vehicle, consumers are increasingly focusing on durability, practicality and, of course, value for money. In this context, e.GO’s offerings enable a solid market positioning. The e.wave X, with a base price in Germany of 24,990 euros including 19% VAT and not including any customer incentives, provides in our view a great value for money for a product made in Germany, making it an attractive option for consumers. There is an opportunity for e.GO to win even more market share, as several competitors have or are preparing to depart from the urban segment and focus on more premium segments. This shift presents an opening for e.GO to capture a larger share of the market and reinforce its position as a value-for-money option in the electric vehicle space.

At e.GO, we believe in providing our customers with a seamless and integrated shopping experience through our unique ‘Phygital’ sales approach. Our approach offers a 360-degree omnichannel experience that blends physical touchpoints, such as our Brand Stores, with digital touchpoints – enhanced through a number of strategic cooperation - that provide convenience and ease to our customers.

Our approach is centered around delivering affordable, practical, and sustainable mobility solutions. We aim to make the process of buying, charging, and using our vehicles as seamless, intuitive and effortless as possible.

With that, I’d like to hand over to our CFO, Eelco van der Leij, to provide details on the use of funds.

Eelco, please.

Eelco van der Leij, Chief Financial Officer, e.GO.

Thank you Win and thank you all for attending today’s analyst and investor day.

We are excited about the future and the potential for growth that lies ahead. Following the transaction, we plan to use our funds strategically to support our business plan and execution of our strategy.

The proceeds will be primarily used for working capital, with a particular focus on i) the production of the e.wave X, ii) our planned diversified go-to-market strategy iii) as well as continuous innovation and product development of future derivatives. We believe that these investments are pivotal to the envisioned growth and success of our company.

Thanks to the trust and support of our existing shareholders, we have been fortunate to have already made the required investments in the Aachen MicroFactory, as well as the development of the e.wave X, which means that we expect no additional CapEx to be required for the existing MicroFactory and the production of the e.wave X.

This MicroFactory has already produced vehicles and is equipped with the necessary machinery, facilities, and infrastructure to manufacture our electric vehicles. It is designed with efficiency and flexibility in focus, allowing us to produce a variety of electric vehicle models within a short period of time and at a low cost.

Similarly, we have already invested in our human capital. More than 350 dedicated colleagues in our German factory have been working tirelessly to make the e.GO story a reality today. This also means that we can focus our resources on ramping up production and bringing this product to market as quickly as possible.

At e.GO, we are committed to building a sustainable and profitable business that not only delivers innovative products and production solutions to our customers and partners but also value to our shareholders. With these strategic investments, we believe we can achieve our goals and continue to grow..

With that I’d like to hand over to Isabelle Freidheim, Chairman of Athena, to give details on the transaction.

Isabelle Freidheim, Chairman, Athena Consumer Acquisition Corp.

Thank you, Eelco. And good morning / good afternoon to everyone.

We at Athena are incredibly excited to be partnering with e.GO on this transaction.

While there are many positive attributes of e.GO and the proposed business combination with Athena, I would like to highlight a few key factors:

First, we believe that e.GO has key elements required to be an industry leader, given its innovative approach to delivering sustainable, urban electric vehicles. With a demonstrated commitment to innovation, we believe that e.GO has the potential to develop into an important player in the BEV space.

Second, in our experience, many technology enabled sectors that are capable of disrupting the status quo are led by companies that adopt the requisite lessons learned in forging a new company. And we believe e.GO will prove to be one of such leaders in the electric vehicle space.

Third, e.GO’s MicroFactory approach to manufacturing represents a unique innovation that offers an attractive proposition.

Finally, we believe that e.GO represents an attractive investment opportunity that is well-suited to meet the growing global demand for next-generation transportation solutions. With over 1,200 vehicles on the road today and more than 9 million kilometers driven, e.GO has established itself as one of the leading players in the electric urban mobility space, with a demonstrated capability to deliver sustainable and innovative product and production solutions that.

p.36 & 37 - The transaction values e.GO at $931 million, with an implied pre-money market capitalization of $806 million, which includes a 30 million share performance-based earnout for e.GO shareholders. We believe that the transaction positions the company to deliver on its growth strategy.

It is noteworthy that all existing shareholders of e.GO have made the decision to roll 100% of their equity into the combined company, signifying a clear alignment with all stakeholders. This decision is a testament to the confidence that shareholders have in the growth potential of the newly combined entity. We believe e.GO is truly a disruptive company, one that can contribute meaningfully to solving the challenges of electric mobility in the urban environment.

As a disruptive company, we believe that e.GO is well-equipped to make meaningful contributions towards addressing the challenges of electric mobility within the urban environment. We are excited about the prospects of this business combination and its ability to deliver value to all stakeholders.

With that, I’ll turn things back to Ali.

Ali Vezvaei – Chairman, e.GO

Thank you, Isabelle.

As you’ve just heard, e.GO’s business has been designed from the ground up to provide innovative urban electric vehicles with a focus on convenience, practicality and smart services. e.GO’s vehicles, on the road today are produced faster, and at lower cost of production compared to traditional industry standard through innovative production methods and the use of our proprietary MicroFactory facility.

We believe that the transaction positioning e.GO as a publicly listed company will assist us in accelerating our growth and reach, improving the customer experience, and continuing to innovate and bring thoughtful, practical electric mobility to more cities worldwide.

Thank you for your time and attention, and we look forward to your questions.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Athena Consumer Acquisition Corp. (“Athena”) and Next.e.GO Mobile SE (“e.GO”), Next.e.GO B.V., a wholly-owned subsidiary of e.GO (“TopCo”) intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. Athena will mail the definitive proxy statement/final prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvii) those factors discussed below under the heading “Risk Factors” and in the documents filed, or to be filed, by Athena and Topco with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the proceeds from the contemplated Business Combination and other external financing to continue its operations; significant challenges as a relatively new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; e.GO’s minimal experience in servicing and repairing vehicles; product recalls; failure of joint-venture partners to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; and e.GO’s ability to protect its intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this communication. e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.